SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of January, 2021

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELÉTRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26 | NIRE: 533.0000085-9

PUBLICLY TRADED COMPANY

Centrais Elétricas Brasileiras S/A ("Company" or "Eletrobras") (B3: ELET3, ELET5 & ELET6; NYSE: EBR & EBR.B; LATIBEX: XELT.O & XELT.B) hereby informs its shareholders and the market in general, in addition to the Relevant Fact dated January 24, 2021, through which is informed that Mr. Wilson Ferreira Junior declared his resignation as President of Eletrobras, effective as of March 6, 2021, that, on this date, the Board of Directors met to discuss the succession plan for the presidency of Eletrobras.

Considering the premises below:

(i) the provisions of art. 142, item II of Law 6,404/76, art. 18, caput of Law 13,303/2016, and art. 36, item XVI of our bylaws;

(ii) that it is the mission of the Board of Directors to ensure the governance structure and adequate management of Eletrobras, in accordance with the guidelines and objectives outlined in the strategic plan ("PE 2020-2035") and its business and management master plan ("PDNG 2021-2025"); and

(iii) it is the legal and statutory attribution of this collegiate, and likewise composes its fiduciary duty, to elect the successor of Mr. Wilson Ferreira Jr. in the presidency of Eletrobras, according to criteria and technical parameters capable of identifying the candidate who best fits the profile, technical qualifications and professional experience necessary to ensure the continuation of the works to improve the governance and management of Eletrobras.

Eletrobras' Board of Directors has unanimously agreed to immediately hire an independent external advisory firm specialized in recruiting and selecting top executives (headhunter) to assist the collegiate in the process of selecting and electing the new President of Eletrobras.

In addition, the Company informs that the resignation submitted by Mr. Wilson Ferreira Junior concerns only the position of President of Eletrobras. Therefore he remains a member of the Board of Directors of Eletrobras and, together with the other Directors, is committed to the implementation of the actions set forth in PE 2020-2035 and PDNG 2021-2025 and to achieving results in line with the goals agreed therein.

The Company will keep the market informed of the matter addressed in this market announcement.

Rio de Janeiro, January 25, 2021.

Elvira Cavalcanti Presta

Chief Financial and Investor Relations Officer

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 25, 2021

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.